UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Clark Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

379414105

(CUSIP Number)

David P. Kreisler, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 379414105	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Gores Logistics Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER None.
8. SHARED VOTING POWER 2,944,507† (See Item 4)
9. SOLE DISPOSITIVE POWER None.
10. SHARED DISPOSITIVE POWER None.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,507† (See Item 4)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.05%
14.	TYPE OF REPORTING PERSON (see instructions) OO
† Beneficial ownership of 2,944,507 shares of Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D.  This number of shares represents approximately 24.05% of the issued and outstanding Common Stock based on the number of shares represented by the Issuer in the Merger Agreement as being issued and outstanding on August 26, 2011.  Pursuant to Rule 13d−4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 379414105	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER None.
8. SHARED VOTING POWER 2,944,507† (See Item 4)
9. SOLE DISPOSITIVE POWER None.
10. SHARED DISPOSITIVE POWER None.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,944,507† (See Item 4)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.05%
14.	TYPE OF REPORTING PERSON (see instructions) OO
† Beneficial ownership of 2,944,507 shares of Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D.  This number of shares represents approximately 24.05% of the issued and outstanding Common Stock based on the number of shares represented by the Issuer in the Merger Agreement as being issued and outstanding on August 26, 2011.  Pursuant to Rule 13d−4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 379414105	13D	Page 4 of 11 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Clark Holdings Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 330 Madison Avenue, Sixth Floor, New York, New York 10017.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Gores Logistics Holdings, LLC, a Delaware limited liability company (“Gores Logistics”) and The Gores Group, LLC, a Delaware limited liability company (“Gores” and, together with Gores Logistics, the “Gores Entities” or “Reporting Persons”).

The principal business address of Gores and each of the persons referred to in Appendix A-1 is 10877 Wilshire Boulevard, 18th Floor, Los Angeles, California 90024.  The principal business address of Gores Logistics and each of the persons referred to in Appendix A-2 is 6260 Lookout Road, Boulder, Colorado 80301.  Each of the Gores Entities is organized in Delaware.

The principal business of Gores is managing investment funds. Gores Logistics is principally engaged in proposing to acquire securities of the Issuer.  Gores is the manager of Gores Logistics.  The names of the managers of Gores and the principal officers of Gores Logistics are set forth in Appendix A-1 and Appendix A-2, respectively, to Item 2, which is incorporated herein by reference.

Gores Capital Partners III, L.P. and Gores Co-Invest Partnership III, L.P. (collectively, the “Gores Funds”) are the members of Gores Logistics. Each of the members of Gores Logistics has the right to receive dividends from, or proceeds from, the sale of investments by Gores Logistics, including the shares of Common Stock, in accordance with their membership interests in Gores Logistics. Gores Capital Advisors III, L.P. (“Gores Advisors”) is the general partner of each of the Gores Funds.  GCA III, LLC (“GCA”) is the general partner and managing member of Gores Advisors.  AEG Holdings, LLC (“AEG”) is the sole member of GCA and Gores is the manager of GCA.  Alec E. Gores is the manager of Gores.  Each of Gores, GCA, AEG and certain limited partners of Gores Advisors has the right to receive dividends from, or proceeds from, the sale of investments by the Gores Entities, including the shares of Common Stock, in accordance with their direct or indirect ownership in Gores Advisors.  Under applicable law, certain of these individuals and their respective spouses may be deemed to be beneficial owners having indirect ownership of the securities owned of record by Gores Logistics by virtue of such status. Gores, Gores Logistics and each of the persons referred to in Appendix A-1 and A-2 disclaims ownership of all shares reported herein, and the filing of this Schedule 13D shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purposes.

During the five years prior to the date hereof, none of the Reporting Persons, nor any of the persons referred to in Appendix A-1 and A-2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, on September 1, 2011, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Gores Logistics and Gores Logistics Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Gores Logistics, which provides for the acquisition of the Issuer by Gores Logistics, a copy of which was filed as Exhibit 2.1 to the current report on Form 8-K of the Issuer filed on September 2, 2011 and which is incorporated herein by reference.  As an inducement for Gores Logistics to enter into the Merger Agreement and in consideration thereof, certain shareholders of the Issuer (collectively, the “Shareholders”) entered into a Voting Agreement, dated September 1, 2011, with Gores Logistics (the “Voting Agreement”), which is attached hereto as Exhibit 2 and incorporated herein by reference. Other than its obligations to enter into and be bound by the Merger Agreement, the Reporting Persons did not pay any consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement.  For a description of the Merger Agreement and the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.  References to, and descriptions of, the Merger Agreement and the Voting Agreement and the transactions contemplated thereby are only a summary, are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, respectively copies of which are filed as Exhibits to this Statement and which are incorporated herein by reference in this Item 3 in their entirety.

CUSIP No. 379414105	13D	Page 5 of 11 Pages

Item 4.	Purpose of Transaction

Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer with the Issuer continuing as the surviving company (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each share of Common Stock, issued and outstanding immediately prior to the effective time of the Merger, other than shares as to which appraisal rights are properly asserted under Delaware law and shares owned by the Issuer, Merger Sub, Gores Logistics or any affiliate of Gores Logistics, will be converted into the right to receive a cash amount of $0.46 (the “Merger Consideration”). Additionally, at the effective time of the Merger, each outstanding in-the-money option to purchase the Common Stock will be converted into the right to receive a cash amount equal to the excess, if any, of the Merger Consideration over the exercise price per share for each share subject to the option, less any applicable withholding taxes.  In-the-money options are options that have an exercise price per share less than $0.46 per share.  Each outstanding out-of-the-money option immediately prior to the effective time of the Merger will be cancelled without consideration.  Including the assumption or retirement of debt and certain Issuer expenses to be paid by Gores Logistics, the aggregate payments anticipated to be required from Gores Logistics under the Merger Agreement are approximately $10,000,000.  In connection with the anticipated payments to be required from Gores Logistics under the Merger Agreement, on September 1, 2011, the Gores Funds entered into an equity commitment letter pursuant to which the Gores Funds commit to contribute up to an aggregate amount of $10,000,000 to Gores Logistics solely for the purpose of funding Gores Logistics’s obligations under the Merger Agreement and certain related fees and expenses.

The Issuer, Gores Logistics and Merger Sub have made customary representations, warranties and covenants in the Merger Agreement.  Each party’s obligation to consummate the Merger is subject to certain conditions, including (i) approval of the holders of the Common Stock by at least a majority vote of the votes entitled to be cast, (ii) absence of any law or order prohibiting the completion of the Merger, (iii) subject to certain exceptions, the accuracy of the representations and warranties of the other party, and (iv) material compliance of the other party with its covenants. In addition, Gores Logistics’ and Merger Sub’s obligations to consummate the Merger are also subject to certain additional conditions, including the absence of any event that has resulted in a material adverse effect on the Issuer since the date of the Merger Agreement.

The Merger Agreement contains certain termination rights for both the Issuer and Gores Logistics.  Upon termination of the Merger Agreement under specified circumstances, including failure to obtain the requisite shareholder vote in favor of the Merger, failure to timely hold a shareholder meeting and the Issuer accepting a superior proposal, the Issuer is required to pay Gores Logistics a termination fee of $194,000 and up to $175,000 of the reasonable expenses incurred by Gores Logistics in connection with the transactions contemplated by the Merger Agreement. Upon termination of the Merger Agreement by the Issuer due to Gores Logistics’s or Merger Sub’s representations and warranties not being correct or Gores Logistics’s or Merger Sub’s failure to perform covenants contained in the Merger Agreement and such failure was not cured in all material respects following receipt of written notice of such breach by the Issuer, Gores Logistics is required to pay the Issuer $194,000.

The Common Stock is traded on the American Stock Exchange (“AMEX”) under the trading symbol “GLA.”  If the Merger is consummated, the Common Stock will cease to be quoted on the AMEX and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”).  Gores Logistics intends to cause the surviving corporation to terminate the registration of the shares of Common Stock under the Act as soon as the requirements for termination of registration are met.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Shareholders and Gores Logistics have entered the Voting Agreement pursuant to which the Shareholders agreed to, among other things, (i) vote all shares of the Common Stock they own in favor of the adoption of the Merger Agreement and approval of the Merger at a special meeting of shareholders required to be called under the Merger Agreement and (ii) not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of their shares, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on their voting rights, charge or other encumbrance of any nature whatsoever with respect to their shares of the Common Stock during the term of the Voting Agreement.  In the Voting Agreement, Victor Otley, Lindsay Wynter and Thomas A. Waldman are named as proxies for voting of the shares of Common Stock held by the Shareholders on matters related to the Merger Agreement and the transactions contemplated by such Merger Agreement.

References to, and descriptions of, the Merger Agreement and the Voting Agreement and the transactions contemplated thereby are only a summary, are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated herein by reference in this Item 4 in their entirety.

CUSIP No. 379414105	13D	Page 6 of 11 Pages

Item 5.	Interest in Securities of the Issuer

(a)
See items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)
See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)
Except for the information set forth, or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated by reference herein, none of the Reporting Persons nor any of the Persons referred to in Appendix A-1 and A-2 to Item 2 has effected any transaction related to the Common Stock during the past 60 days.

(d)
Each of Gores, GCA, AEG and certain limited partners of Gores Advisors has the right to receive dividends from, or proceeds from, the sale of investments by the Gores Entities, including the shares of Common Stock, in accordance with their direct or indirect ownership in Gores Advisors.

(e)	Not applicable.

As stated above, references to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, respectively, which are incorporated by reference in this Item 5 in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6. Except as otherwise described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Issuer.

CUSIP No. 379414105	13D	Page 7 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Merger Agreement, by and between the Issuer, Gores Logistics and Merger Sub, dated as of September 1, 2011 (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of the Issuer filed on September 2, 2011).

Exhibit 2	Voting Agreement, by and between Gores Logistics and the stockholders of the Issuer named on the signature pages thereto, dated as of September 1, 2011.

Exhibit 3	Joint Filing Agreement dated as of September 12, 2011 among the Reporting Persons.

CUSIP No. 379414105	13D	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2011

GORES LOGISTICS HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Steven G. Eisner
	Its:	Senior Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven G. Eisner
	Its:	Senior Vice President

CUSIP No. 379414105	13D	Page 9 of 11 Pages

APPENDIX A-1

INFORMATION CONCERNING THE MANAGER OF THE GORES GROUP, LLC

The name and present principal occupation of each manager of The Gores Group, LLC is set forth below.  The principal business of each of the Gores Entities other than Gores Logistics is managing investments.  To the knowledge of the Reporting Persons, all the individuals listed on this Appendix A-1 are United States citizens.

Name (and Title at The Gores Group, LLC)	Principal Occupation
Alec E. Gores	Founder, Chairman and Chief Executive Officer of The Gores Group, LLC

CUSIP No. 379414105	13D	Page 10 of 11 Pages

APPENDIX A-2

INFORMATION CONCERNING THE MANAGER OF GORES LOGISTICS HOLDINGS, LLC

The name and present principal occupation of each officer of Gores Logistics Holdings, LLC is set forth below.  Gores Logistics is principally engaged in the business of proposing to acquire the Issuer’s securities. To the knowledge of the Reporting Persons, all the individuals listed on this Appendix A-2 are United States citizens.

Name (and Title at Gores Logistics Holdings, LLC)	Principal Occupation
Catherine Babon Scanlon	Managing Director, President, Gores Logistics Holdings, LLC

Lindsay Wynter	Vice President, Chief Financial Officer, Gores Logistics Holdings, LLC

Thomas A. Waldman	Vice President and Secretary, Gores Logistics Holdings, LLC

CUSIP No. 379414105	13D	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit 1
Merger Agreement, by and between the Issuer, Gores Logistics and Merger Sub, dated as of September 1, 2011 (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of the Issuer filed on September 2, 2011).

Exhibit 2	Voting Agreement, by and between Gores Logistics and the stockholders of the Issuer named on the signature pages thereto, dated as of September 1, 2011.

Exhibit 3	Joint Filing Agreement dated as of September 12, 2011 among the Reporting Persons.